SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )

Activecare, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

0001429896
 (CUSIP Number)

Jim Dalton
PO Box 3621
Park City, Utah 84060
Tel. (801) 231-6648
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 31, 2017
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) (g), check the following box ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to who copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 0001429896

1	Names of Reporting Persons. Jim Dalton
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds PF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) Not applicable
6	Citizenship or Place of Organization U.S.
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 18,074 (1)
	8	Shared Voting Power 0
	9	Sole Dispositive Power 18,074 (1)
	10	Shared Dispositive Power
11	Aggregate Amount Beneficially Owned by Each Reporting Person 18,074 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ›
13	Percentage of Class Represented by Amount in Row (11) 7.9% (1)
14	Type of Reporting Person (See Instructions) IN

(1) Does not include 10,805 shares of Series G Convertible Preferred Stock (the "Series G") that is held by Mr. Dalton. The Series G automatically converts upon the happening of specified events. Each share of Series G has a stated value of $500. The Series G is convertible into 240,111 shares of common stock upon the happening of a specified event. The Series G vote together with the holders of the common stock on an as converted basis.

Item 1. Security and Issuer

This statement on Schedule 13D relates to the shares of common stock, par value $.00001 per share (the "Common Stock"), of ActiveCare, Inc., a Delaware corporation (the "Company" or "Issuer"). The Company's principal executive offices are located at 1365 West Business Park Drive, Suite 100, Orem, Utah 84058.

Item 2. Identity and Background

(a) Name

This statement is being filed by Jim Dalton.

(b) Residence or business address

Mr. Dalton's address is PO Box 3621 Park City, Utah 84060.

(c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted

Mr. Dalton is principally employed as a consultant/independent contractor.

(d) Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding minor traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, any penalty imposed, or other disposition of the case.

Not applicable.

(e) Whether of not, during the last five years, such person was a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and, as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order

On October 24, 2014, Mr. Dalton settled allegations with the Securities and Exchange Commission. The SEC (File No. 3-16214) alleged that during the period Mr. Dalton was an officer and director of Track Group (then known as SecureAlert, Inc.), Mr. Dalton and David G. Derrick, also an officer and director of Track Group, failed to disclose personal guarantees related to the sale of equipment by Track Group, and that the non-disclosures resulted in material misstatements of $2 million in overstated revenue in Track Group's financial statements for fiscal years 2007 and 2008 in that company's Forms 10-KSB, 10-KSB/A, 10-QSB, and 10-QSB/A filed from September 2007 through January 2010. As part of the settlement, Mr. Dalton agreed, without admitting or denying the SECs allegations, to an injunction from future violations of Sections 17(a)(2) and (3) of the Securities Act and Sections 13(b)(2)(A) and (B), and 13(b)(5) of the Exchange Act and Rule 13b2-1 thereunder; and to pay a civil penalty in the amount of $65,000.

(f) Citizenship.

Mr. Dalton is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

The securities were acquired by purchase using personal funds and compensation for services.  The information in Item 5 is hereby incorporated by reference.

Item 4. Purpose of Transaction

Mr. Dalton acquired the securities for investment purposes.

In pursuing such investment purposes, Mr. Dalton may further purchase, hold, vote, trade, dispose or otherwise deal in the securities at such times, and in such manner, as Mr. Dalton deems advisable to benefit from changes in market prices of the Common Stock, changes in the Issuer's operations, business strategy or prospects, or from sale or merger of the Issuer. To evaluate such alternatives, Mr. Dalton may routinely monitor the Issuer's operations, prospects, business development, management, competitive and strategic matters, capital structure, and prevailing market conditions, as well as alternative investment opportunities, liquidity requirements of Mr. Dalton  and other investment considerations. Mr. Dalton may discuss such matters with management or directors of the Issuer, other shareholders, industry analysts, investment and financing professionals, sources of credit and other investors.  Such factors and discussions may materially affect, and result in, Mr. Dalton modifying his ownership of Issuer securities, exchanging information with the Issuer pursuant to appropriate confidentiality or similar agreements, proposing changes in the Issuer's operations, governance, board of directors, capitalization, or in proposing one or more of the other actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

Mr. Dalton reserves the right to formulate other plans and/or make other proposals, and take such actions with respect to the investment in the Issuer, including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D, or acquire additional Issuer securities or dispose of all the Issuer securities beneficially owned by the Mr. Dalton, in the public market or privately negotiated transactions.  Mr. Dalton may at any time reconsider and change his plans or proposals relating to the foregoing.

Item 5. Interest in Securities of the Issuer

(a)
Mr. Dalton is the beneficial owner of 18,074 shares of Common Stock, representing approximately 7.9% of the Issuer's outstanding Common Stock based on the Issuer's reported 230,258 outstanding shares of Common Stock as reported following the Issuer's reverse stock split effective January 27, 2017. The foregoing does not include 10,805 shares of Series G that are held by Mr. Dalton. The Series G automatically converts upon the happening of specified events. Each share of Series G has a stated value of $500. The Series G is convertible into 240,111 shares of common stock upon the happening of a specified event. The Series G vote together with the holders of the common stock on an as converted basis.

(b)	Number of shares of Common Stock as to which Mr. Dalton has:

(i) Sole power to vote or direct the vote: 82,084 *
(ii) Shared power to vote or direct the vote: 0
(iii) Sole power to dispose or direct the disposition: 82,084 *
(iv) Shared power to dispose or direct the disposition: 0

* The foregoing does not include 10,805 shares of Series G that are held by Mr. Dalton. The Series G automatically converts upon the happening of specified events. Each share of Series G has a stated value of $500. The Series G is convertible into 240,111 shares of common stock upon the happening of a specified event. The Series G vote together with the holders of the common stock on an as converted basis.

(c)           No transactions were effected in the Issuer's Common Stock by the reporting persons during the sixty (60) days immediately prior to the date of this Report.

(d)           No person, other than the persons and entities identified above, have the power to direct the receipt of dividends on and the proceeds of sales on the shares of Common Stock beneficially owned by the respective reporting persons.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The Issuer is currently seeking to conduct a public offering of its common stock. In connection with that public offering, Mr. Dalton has executed lock-up agreements barring the sale of his common shares.
Except for the lock-up arrangements referenced above, Mr. Dalton does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Company.

Item 7. Materials to be Filed as Exhibits

Not applicable.
Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 8, 2017	/s/ Jim Dalton Jim Dalton